Transportation Systems Holdings Inc.

February 1, 2019

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:	John Dana Brown
J. Nolan McWilliams

Re:	Transportation Systems Holdings Inc.
Registration Statement on Form S-1 (File No. 333-229353)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Transportation Systems Holdings Inc., a Delaware corporation (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-229353) initially filed with the Commission on January 25, 2019, together with all exhibits thereto (the “Registration Statement”). The Company is making this application for withdrawal of the Form S-1 because the Company intends to revert to using a Form 10, which it intends to file imminently, in connection with the proposed spin-off of its common shares. The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

Accordingly, we request that the Commission issue an order granting withdrawal of the Registration Statement effective as of the date first set forth above or at the earliest practicable date hereafter.

Thank you for your assistance with this application for withdrawal. Should you have any questions regarding this matter, please call counsel to the Company, William Taylor at (212) 450-4133, Michael Kaplan at (212) 450-4111, John B. Meade at (212) 450-4077 or Lee Hochbaum at (212) 450-4736 of Davis Polk & Wardwell LLP.

Respectfully submitted,

/s/ Thomas LaFrance
Thomas LaFrance
General Counsel & Secretary
Transportation Systems Holdings Inc.

cc:	William Taylor, Michael Kaplan, John B. Meade and Lee Hochbaum.